Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	February 19, 2016 at 3.15 p.m.

Disclosure under Chapter 9, Section 5 of the Finnish Securities Markets Act

Biotie Therapies Corp. (Nasdaq Helsinki BTH1V; NASDAQ: BITI) ("Biotie" or the "Company") has on February 19, 2016 received a notification in accordance with Chapter 9, Section 5 of the Finnish Securities Markets Act, according to which the holding of FMR LLC and its controlled entity FMR CO., Inc in Biotie’s shares and voting rights has fallen below the threshold of 5 per cent on February 18, 2016.

Biotie's registered total number of shares and voting rights amounting to 1,089,608,083 has been used in the calculation of percentages for the announcement.

Total positions of FMR LLC and its controlled entity FMR CO., Inc subject to the notification:

	% of shares and voting rights (total of A)	% of shares and voting rights through financial instruments (total of B)	Total of both in % (A + B)
Resulting situation on the date on which threshold was crossed or reached	below 5%	below 5%	below 5%
Position of previous notification (if applicable)	4.69	1.56	6.25

Notified details of the resulting situation on the date on which the threshold was crossed or reached:

A: Shares and voting rights

Class/type of shares ISIN code (if possible)	Number of shares and voting rights		% of shares and voting rights
	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)	Direct (SMA 9:5)	Indirect (SMA 9:6 and 9:7)
Shares (FI0009011571)	-	below 5%	-	below 5%

SUBTOTAL A	below 5%		below 5%

B: Financial instruments according to SMA 9:6a

Type of financial instrument	Expiration date	Exercise/ Conversion period	Physical or cash settlement	Number of shares and voting rights	% of shares and voting rights
Right of Recall	N/A	N/A	Physical settlement	below 5%	below 5%

			SUBTOTAL B	below 5%	below 5%

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:

Name	% of shares and voting rights	% of shares and voting rights through financial instruments	Total of both
FMR LLC	0	0	0
Fidelity Management & Research Company	0	0	0
FMR CO., Inc	below 5%	below 5%	below 5%

In Turku, February 19, 2016

Biotie Therapies Corp.

Timo Veromaa
President and CEO

For further information, please contact:

Virve Nurmi, Investor Relations Manager, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

Nasdaq Helsinki Ltd
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www.biotie.com